SCMP GROUP

082-03327

NEWSPAPER MAGAZINE RETAIL VENTURES

RECEIVED
2009 SEP 10 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line Direct Fax

09046943

SUPPL

BY REGISTERED POST

1 September 2009

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption ~~No. 33-51010~~)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Notice on Date of Board Meeting

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

dlw 9/11

CoSec\Interim 2009\Announcement Distribution – Date of BM

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 **Web site** www.scmp.com

SCMP Group Limited
SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Date of Board Meeting

The board of directors (the "Board") of SCMP Group Limited (the "Company") announces that a meeting of the Board will be held on Monday, 14 September 2009 when the Board will, among other matters, approve the release of the interim results of the Company and its group of companies for the six months ended 30 June 2009 and consider the declaration of any interim dividend.

By Order of the Board
SCMP Group Limited
Vera LEUNG
Company Secretary

Hong Kong, 31 August 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*